FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp.

1050 – 400 Burrard Street

Vancouver, British Columbia

Canada V6C 3A6

Item 2 Date of Material Change

September 9, 2019

Item 3 News Release

A news release was issued on September 9, 2019 (the “News Release”), which was disseminated to the TSX Venture Exchange and through Stockwatch, Baystreet and subsequently filed on SEDAR.

Item 4 Summary of Material Change

Integra Resources Corp. (“Integra” or the “Company”) has completed a maiden preliminary economic assessment (“PEA”) for its DeLamar Project (as defined below).

Item 5 Full Description of Material Change

Integra has completed a maiden PEA for the Florida Mountain and the DeLamar Deposits (the “DeLamar Project”), located in Idaho, USA.

PEA Study Preparation

The PEA was prepared by Mine Development Associates (“MDA”) of Reno, Nevada, and included contributions from McClelland Laboratories (Reno), Woods Process Services (Denver), Welsh Hagen (Reno) and EM Strategies (Reno). The PEA is based on Integra’s recently completed mineral resource estimate announced on June 17, 2019. The PEA base case assumes a gold price of US$1,350/oz, a silver price of US$16.90/oz and a C$/US$ exchange rate of 1.32.

Technical Inputs and Financial Assumptions

Table 1. Technical Inputs and Financial Assumptions

DELAMAR PEA: Technical Inputs and Financial Assumptions
Economic Assumptions
Gold Price	US$1,350/oz
Silver Price	US$16.90/oz
Exchange Rate (C$/US$)	1.32
Discount Rate	5%
Contained Metals

Contained Gold ounces	1,243,820
Contained Silver ounces	46,129,538
Contained AuEq ounces	1,821,293
Mining
Mine Life	10 years
Open Pit Mining Rate: min/waste tpd	53,751
Strip Ratio (Waste: Mineralization)	1.09
Total Tonnage Mined (t)	196,190,238
Total Mineralized Material Mined (t)	93,749,888
Processing
Processing Throughput: Heap-leaching/Milling	27,000 tpd / 2,000 tpd
Average Diluted Gold Grade (g/t) - HL	0.39 g/t
Average Diluted Silver Grade (g/t) - HL	15.21 g/t
Average Diluted AuEq Grade (g/t) - HL	0.58 g/t
Average Diluted Gold Grade (g/t) - Milling	0.80 g/t
Average Diluted Silver Grade (g/t) - Milling	17.18 g/t
Average Diluted AuEq Grade (g/t) - Milling	1.02 g/t
Production
Gold Recovery: Heap-leaching/Milling	83% / 90%
Silver Recovery: Heap-leaching/Milling	34% / 80%
LOM Payable Gold ounces	1,031,179
LOM Payable Silver ounces	16,602,692
LOM Payable AuEq ounces	1,239,020
Years 1-10 Avg Annual Production - Gold	103,118
Years 1-10 Avg Annual Production - Silver	1,660,269
Years 1-10 Avg Annual Production - AuEq	123,902
Years 2-6 Avg. Annual Production - Gold	125,989
Years 2-6 Avg. Annual Production - Silver	1,795,845
Years 2-6 Avg. Annual Production -AuEq	148,471

Operating Costs per Tonne
Mining Costs ($/t mined)	US$2.00
Mining Costs ($/t processed)	US$4.18
Processing Costs ($/t processed) – HL	US$2.79
Processing Costs ($/t processed) – Milling	US$9.07
Processing Costs ($/t processed) – Combined	US$3.08
G&A Costs ($/t processed)	US$0.55
Total Site Operating Cost ($/t processed)	US$7.82
Cash Costs and All-in Sustaining Costs
LOM Cash Cost ($/oz) Au, net-of-silver by-product	US$469/oz
LOM Cash Cost ($/oz) AuEq, co-product	US$617/oz
LOM AISC ($/oz) Au, net-of-silver by-product	US$619/oz
LOM AISC ($/oz) AuEq, co-product	US$742/oz
Capital Expenditures[1]
Pre-Production Capital Expenditures ($ million)[2]	US$142.0
Working Capital / Cash for Reclamation Bond ($ million)	US$19.0
Florida Mill (Plant & Tailings in Yr 2) ($ million)	US$41.3
Other Production Capex / Sustaining Capital Expenditures ($ million)	US$93.4
Reclamation Cost ($ million)	US$20.0
Economics
After-Tax IRR	43%
After-Tax NPV (5%) (US$ million)	US$357.6
After-Tax NPV (5%) (C$ million)	C$472.0
After-Tax NPV (8%) (US$ million)	US$284.4
After-Tax NPV (8%) (C$ million)	C$375.5
Pre-Tax IRR	49%
Pre-Tax NPV (5%) (US$ million)	US$437.3
Pre-Tax NPV (5%) (C$ million)	C$577.2
Pre-Tax NPV (8%) (US$ million)	US$351.2

Pre-Tax NPV (8%) (C$ million)	C$463.6
After-Tax Payback period (years)	2.4
Average Annual After-Tax Net Free Cash Flow (Year 1 to Year 10) ($ million)	C$81.1
LOM Net After-Tax Free Cash Flow ($ million)	C$697.2

1) See Table 4 for additional capital related inputs, including working capital, reclamation bond and reclamation costs and salvage value.

2) Mobile equipment financing could reduce the pre-production capex by up to ~C$34.8 million (US$26.4 million), assuming a 20% cash down.

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivities to Gold and Silver Prices

Tables 2a and 2b below illustrate a range of metal pricing scenarios on an after-tax basis to evaluate the economics of the DeLamar Project. As shown, the DeLamar Project remains very viable in the downside commodity price scenario and as well, is extremely robust in the upside case.

Table 2a. After-Tax NPV and IRR Sensitivities Assuming No Mobile Equipment Financing (PEA Case)

	PEA Prices	Downside	Upside

Gold Price (US$/oz)	$1,350	$1,200	$1,500

Silver Price (US$/oz)	$16.90	$15.00	$19.00

After-Tax NPV (5%) (Million)	C$472.0 /	C$330.5 /	C$615.0 /
	US$357.6	US$250.4	US$465.9

After-Tax IRR (%)	43%	32%	54%

Payback (years)	2.4	3.0	1.9

Average Annual Free Cash Flow	C$81.1	C$64.1	C$98.4
(Million)

Table 2b. After-Tax NPV and IRR Sensitivities Assuming Mobile Equipment Financing

	PEA Prices	Downside	Upside

Gold Price (US$/oz)	$1,350	$1,200	$1,500

Silver Price (US$/oz)	$16.90	$15.00	$19.00

After-Tax NPV (5%) (Million)	C$467.3 /	C$325.5 /	C$610.2 /
	US$354.0	US$246.6	US$462.2

After-Tax IRR (%)	53%	39%	66%

Payback (years)	1.9	2.5	1.6

Average Annual Free Cash Flow	C$76.2	C$59.1	C$93.5
(Million)

The DeLamar Project economics are most sensitive to precious metal prices. The technical report to be filed in connection with the PEA will present other sensitivities.

DeLamar Project Resources

The following table highlights the resources that were used by MDA in the PEA study.

Table 3. DeLamar Project Global (DeLamar + Florida Mountain) Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Measured	16,078,000	0.52	270,000	34.3	17,726,000	0.96	498,000

Indicated	156,287,000	0.42	2,106,000	19.7	98,788,000	0.67	3,377,000

Measured + Indicated	172,365,000	0.43	2,376,000	21.0	116,514,000	0.70	3,875,000
Inferred	28,266,000	0.38	343,000	13.5	12,240,000	0.55	500,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The Mineral Resources are constrained by pit optimizations.

3. Gold equivalent in the Resource Estimate is calculated by g Au/t + (g Ag/t ÷ 77.7). Metal prices used were US$1,400 per oz Au / US$18 per oz Ag. Please see the technical report to be filed in connection with the PEA for guidance on modeling and optimization parameters. The gold equivalent for the PEA was calculated by g Au/t + (g Ag/t ÷ 79.9). Metal prices used were US$1,350 per oz Au / US$16.90 per oz Ag.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mining

Approximately 330 mining, milling, maintenance and general administrative people will be employed directly by the project in peak years making it a significant contributor to the economy of Owyhee County, situated in southwestern Idaho. The PEA does not contemplate the need for a camp facility during the development and operational phase of the project as it is anticipated that a significant portion of the employee base will be hired from the local area.

The PEA study contemplates open pit mining on the DeLamar and Florida Mountain Deposits with mine planning and scheduling based on mineralization from economic pit shells generated by MDA. Open-pit mine production is contemplated at 27,000 tonnes per day equating to 9.7 million tonnes per year of mineralized leach feed material, in addition to 730,000 tonnes per year of unoxidized mill feed from years 3 to 8. With an average waste to mineralization strip ratio of 1.09 to 1, the average mining rate is approximately 58,000 tonnes per day of mineralized feed and waste material. A cut-off of 0.2 g/t AuEq will be used for oxidized and transitional mineralization that is to be heap-leached while a cut-off of 0.3 g/t AuEq is to be used for mineralization that is to be fed to the mill for processing.

Integra contemplates conducting open pit mining at the DeLamar and Florida Mountain Deposits using an owner-operated, conventional mine fleet that includes production drill rigs for mineralization definition and blasting, 23 cubic meter hydraulic shovels and 12.8 cubic meter front end loaders with 136 tonne haul trucks. Mining will begin at Florida Mountain with heap leachable material followed by a mix of heap leach and millable materials. Beginning in year 6, heap leach material will transition from the Florida Mountain area to the DeLamar mining area.

Heap-Leaching and Mill Processing Metallurgy

The PEA incorporates gold and silver extraction from two processes. Heap-leaching of oxide and transitional mineralization at a rate of 27,000 tpd is the primary means of gold and silver extraction at both the DeLamar and Florida Mountain Deposits, whereas a smaller 2,000 tpd mill has been modelled into the PEA processing Florida Mountain unoxidized mineralization. As a sequence, the PEA highlights that heap-leaching will first begin at the Florida Mountain Deposit in year 1 of operations and will transition to heap-leaching of DeLamar material in Year 6.

In the scenario presented in the PEA, mill construction at Florida Mountain would take place in year 2 with processing expected in year 3 for a period of 6 years.

Heap-leaching of Florida Mountain oxide and transitional mineralization from the pit will be crushed to 50 mm, conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. Pregnant solution from the heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced on-site. As the area was the subject of active mining as recently as 1998, the DeLamar Project has excellent infrastructure including up-gradable power and water on-site, in addition to other positive attributes such as a low strip ratio, a compact footprint, flexibility in pad locations and active water treatment facilities.

Heap-leaching of DeLamar oxide and transitional mineralization, commencing in year 6 from the pit will be crushed to 13 mm, agglomerated, and like Florida Mountain, also conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. As is the case with the Florida Mountain mineralization, pregnant solution from the DeLamar heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced.

In the case of the unoxidized material from the Florida Mountain Deposit, testing in 2018-2019 has shown that the material is amenable to gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Metallurgical test-work on Florida Mountain unoxidized composites indicate gold and silver recoveries of 90% and 80% respectively, with a relatively course grind size of 212 µm. As such, in the PEA Base Case, construction of a 2,000 tpd mill would take place in year 2, and would incorporate crushing/grinding, gravity concentration, flotation, concentrate fine re-grinding and final concentrate agitated cyanide leaching.

Development and Operating Schedule

An economic summary, including capital expenditures and operating after-tax cash flow for the DeLamar Project as estimated in the PEA is shown in Graph 1 below.

The expected effective tax rate, based on the U.S. federal and state tax laws as enacted as of August 31, 2019, is approximately 18%.

Graph 1. Annual Operating After-Tax Cash Flow (US$ MM)

Capital & Operating Costs

Open pit pre-production capital costs require minimal overburden and waste stripping as the oxide and transitional mineralization to be mined is exposed at the surface of the two Deposits. The breakdown of open pit pre-production, capital equipment, sustaining capital costs and mill addition are summarized in Table 4 below.

Table 4. DeLamar Project Capital Cost Estimates (US$ Million)

	Pre-Production Capex in Yr-1 (1)	Capex Yr 1 to Yr 10 / SUSEX (1)	LOM (1)
Mine
Mining Equipment	$32,980	$52,014	$84,994
Pre-Stripping	$7,514	$ -	$7,514
Other Mine Capital	$6,027	$746	$6,773
Sub-Total Mine	$46,521	$52,760	$99,281
Processing
Heap Leach Pad	$14,130	$19,178	$33,308
Heap Leach Plant (Incl Crushing	$48,449	$ -	$48,449
and Stacking)

Heap Leach: Agglomeration /			$20,518
Crushing (DeLamar	$ -	$20,518
Mineralization)
Florida Mill: Plant	$ -	$34,354	$34,354
Florida Mill: Tailings Storage	$ -	$6,990	$6,990
Facility

Sub-Total Processing	$62,579	$81,040	$143,619

Infrastructure
Power	$21,714	$ -	$21,714
Assay Lab	$2,804	$ -	$2,804
Other	$2,552	$974	$3,526
Sub-Total Infrastructure	$27,070	$974	$28,044

Owner's Costs	$5,819	$ -	$5,819

SUB-TOTAL	$141,989	$134,774	$276,763

Other
Working Capital (2)	$13,024	$(13,024)	$ -
Cash Deposit for Reclamation Bonding (3)	$6,000	$(6,000)	$ -
Reclamation	$ -	$20,000	$20,000
Salvage Value (4)	$ -	$(26,426)	$(26,426)

TOTAL	$161,013	$109,324	$270,337

1) Figures in the table include contingency

2) Working capital returned in year 11

3) Cash deposit = 30% of bonding requirement. Released once reclamation is completed

4) Salvage value for mining equipment and plant

The average onsite operating cost is US$7.82/t processed over the LOM. The AISC, which includes royalties, closure, reclamation and sustaining capital costs, averages US$619/oz Au net of silver by-products and US$742/oz Au Eq on a co-product basis. Table 5 presents the LOM operating costs used in the PEA and Table 6 presents the LOM cash costs and AISC.

Table 5. Operating Cost Estimates

Operating Cost Estimates (US$)
Item	$/t
Mining ($/mined)	$2.00
Mining ($/processed)	$4.18
Processing ($/processed) – HL	$2.79
Processing ($/processed) – Mill	$9.07
Processing ($/processed) – HL and Mill Combined	$3.08
G&A ($/processed)	$0.55
Total onsite operating costs ($/processed)	$7.82

Table 6. Cash Cost and All-In Sustaining Cost

Cash Cost and All-In Sustaining Cost (US$)
Item	By-Product ($/oz Au)	Co-Product ($/oz Au Eq)
Mining	$380	$317
Processing	$280	$233
G&A	$50	$42
Total onsite costs	$711	$592
Refining, transport	$13	$11
Total cash costs – before royalties	$724	$603
Royalties	$17	$14
Total cash costs – Incl royalties	$741	$617
Silver By-Products	($272)	$0
Total Cash Costs Net of Silver By-Product	$469	$617
Sustaining capex	$131	$109
Mine closure	$19	$16
All-In Sustaining Cost	$619	$742

Qualified Persons & Technical Report

The scientific and technical information contained in this material change report has been verified and approved by the following “Qualified Persons” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”):

∙ Tim Arnold, Integra’s Vice President of Project Development, of Reno, Nevada, a professional engineer;

∙ Thomas Dyer, a PE within the state of Nevada, a Registered Member of the SME with expertise in mining and economic analysis;

∙ Jack McPartland, a member of MMSA, with special expertise in metallurgy/processing;

∙ Jeffrey Woods, Principle Consulting Metallurgist at Woods Process Services of Denver, Colorado, a registered member of the SME and MMSA; and

∙ John D. Welsh, Senior Principal of Welsh Hagan Associates, a registered professional engineer.

The DeLamar and Florida Mountain mineral resource estimates were prepared by MDA Reno, Nevada under the supervision of Michael Gustin. Mr. Gustin is a “Qualified Person” and is independent of the Company as defined in NI 43-101.

Further information about the PEA and the resource estimate referenced in this material change report, including information in respect of data verification, key assumptions, parameters, risks and other factors, can be found in the technical report to be filed in connection with the PEA that will be filed on SEDAR under Integra’s SEDAR profile at www.sedar.com.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

George Salamis, President and CEO, georgesalamis@integraresources.com

Item 9 Date of Report

September 12, 2019

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: timing of completion of a technical report summarizing the results of the updated PEA; the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; timing of completion of an updated resource estimate; estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this material change report are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.